(d)(18)(iii)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

Form of

May 1, 2013

ING Partners, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Re:          Expense Limitation Recoupments

Ladies and Gentlemen:

Directed Services LLC (“DSL”) and ING Partners, Inc. (“IPI”) have entered into the Amended and Restated Expense Limitation Agreement, dated January 1, 2007, as amended (the “ELA”).  The ELA provides that DSL will limit the expense ratios of ING Global Bond Portfolio, formerly, ING Oppenheimer Global Strategic Income Portfolio (the “Portfolio”) through waivers of advisory fees and reimbursements of expenses.  The expense limits were increased on May 1, 2013 with respect to the Portfolio.

Under Section 2 of the ELA, captioned “Right to Recoupment,” if DSL has waived or reduced any advisory fees relating to the 36 months prior to the date of any month-end calculation pursuant to Section 1.4 of the ELA (the “Calculation Date”), DSL is entitled to recoup monies from the Portfolio if, among other things, on the Calculation Date the “aggregate Term to date Fund Operating Expenses” of a class of the Portfolio are less than the class’ “Pro-Rated Expense Cap” (as each such term is defined under the ELA).

By DSL’s execution of this letter agreement, DSL agrees that, beginning on May 1, 2013 for the Portfolio’s Adviser Class, Initial Class, and Service Class shares (the “ELA Amendment Date”), DSL’s right to recoupment under the ELA with respect to the Portfolio will be modified to reflect increases to the Portfolio’s expense limits implemented on the ELA Amendment Date.  The modification is as follows:

If on any Calculation Date the aggregate Term to Date Fund Operating Expenses for any class of the Portfolio are less than the Pro-Rata Expense Cap for that class and DSL elects to recoup waivers and reimbursements paid to the Portfolio during the preceding 36-month period which have not already been recouped, with respect to any waivers or fee reductions effected prior to the ELA Amendment Date, DSL waives its right to recoupment for amounts paid that are attributable to the difference between:  (1) the Pro-Rata Expense Cap implemented on the ELA Amendment Date; and (2) the Pro-Rata Expense Cap in effect for the Portfolio prior to the ELA Amendment Date.  IPI acknowledges that any payments recouped by DSL pursuant to Section 2 of the ELA for any class prior to the ELA Amendment Date are not subject to this waiver agreement.

Please indicate your agreement to this Agreement by executing below in the place indicated.

Directed Services LLC

By:
Todd Modic
Vice President

Accepted By:
Kimberly A. Anderson
Senior Vice President
ING Partners, Inc.